UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of November 1, 2011

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Part I: 2011 annual shareholders meeting

On October 31, 2011, RiT Technologies Ltd. (the “Company”) announced that its 2011 Annual General Meeting of Shareholders will be held on Monday, December 5, 2011 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

A copy of the press release is attached hereto as Exhibit 99.1, and incorporated by reference herein (the “AGM PR”).

As contemplated in the AGM PR, the Company expects to mail the Notice and Proxy Statement of its 2011 Annual General Meeting and the related proxy card to its shareholders in the coming days.

A copy of the proxy statement and the related proxy card are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated by reference herein.

For the avoidance of doubt, the requisite majority for approval of the proposals in the 2011 Annual General Meeting are as set forth in the Proxy Statement.

Part II: Additional Press release

This part II consists of the following document:

Press release dated October 26, 2011: RiT Technologies Delivers Continued Sales Growth in Q3 2011 A copy of the press release is attached hereto as Exhibit 99.4, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: November 1, 2011	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number 99.1	Description of Exhibit Press release dated October 31, 2011: RiT Technologies Announces 2011 Annual General Meeting

99.2	Notice and Proxy Statement for 2011 Annual General Meeting

99.3	Form of Proxy Card for 2011 Annual General Meeting

99.4	Press release dated October 26, 2011: RiT Technologies Delivers Continued Sales Growth in Q3 2011